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[LOGO]                                             PENNSYLVANIA ELECTRIC COMPANY
                                                   c/o GPU Service, Inc.
                                                   100 Interpace Parkway
                                                   Parsippany, New Jersey 07054



                                      November 13, 1996

Dear Shareholder:

     Pennsylvania Electric Company (the "Company") is offering to purchase (the "Offer") any and all shares of each of its Cumulative Preferred Stock, 4.40% Series B ($100 stated value) (the "4.40% Preferred") at a price of $73.44 per 4.40% Preferred, its Cumulative Preferred Stock, 3.70% Series C ($100 stated value) (the "3.70% Preferred") at a price of $59.64 per 3.70% Preferred, its Cumulative Preferred Stock, 4.05% Series D ($100 stated value) (the "4.05% Preferred") at a price of $67.61 per 4.05% Preferred, its Cumulative Preferred Stock, 4.70% Series E ($100 stated value) (the "4.70% Preferred") at a price of $78.45 per 4.70% Preferred, its Cumulative Preferred Stock, 4.50% Series F ($100 stated value) (the "4.50% Preferred") at a price of $75.11 per 4.50% Preferred, and its Cumulative Preferred Stock, 4.60% Series G ($100 stated value) (the "4.60% Preferred") at a price of $76.79 per 4.60% Preferred (together, the "Shares" and each series of Shares, a "Series of Preferred").

     All of the Shares that are properly tendered (and not withdrawn), subject to the terms and conditions set forth in the enclosed Offer to Purchase and the applicable Letter of Transmittal, will be purchased at the applicable price therefor, net to the selling Shareholder in cash. All other Shares that have been tendered and not purchased will be returned to the Shareholder.

     If you do not wish to participate in the Offer, you do not need to take any action.

     The Offer is explained in detail in the enclosed Offer to Purchase and applicable Letter of Transmittal. A separate Letter of Transmittal has been prepared for each Series of Preferred and only the applicable Letter of Transmittal may be used to tender Shares for that Series of Preferred. If you want to tender your Shares, the instructions on how to tender Shares are in the enclosed materials. I encourage you to read carefully these materials before making any decision with respect to the Offer.

     The Offer for Shares of one Series of Preferred is independent of the Offer for Shares of any other Series of Preferred.

     The Offer gives Shareholders the opportunity to sell their Shares at a premium over the last reported sales price and without the usual transaction costs associated with a market sale.

     The Company, its Board of Directors and its executive officers make no recommendation to any Shareholder as to whether to tender any or all Shares of any Series of Preferred pursuant to the Offer. Shareholders must make their own decisions as to whether to tender Shares of any Series of Preferred pursuant to the Offer and, if so, how many Shares to tender.

                                                 Sincerely,

                                                 JAMES R. LEVA
                                                 Chairman of the Board